TSX:IRC                                                                                NR 05-04

                                                                                      March 23, 2005

INTERNATIONAL ROYALTY CORPORATION RESPONDS TO WESTERN CANADIAN COAL CORP.

DENVER, COLORADO - March 23, 2005 - International Royalty Corporation

(TSX: IRC) (the "Company") today responded to an announcement made March 21, 2005 by Western Canadian Coal Corp. (“Western”) relating to a royalty-sharing agreement entered into by Western on March 31, 2000 with certain individuals, including David Fawcett, with respect to the Mt. Speiker, Perry Creek, Hermann and West Brazion coal properties. (the “Royalty Sharing Agreement”).

The Company recently closed a $150 million initial public offering in connection with its acquisition of an effective 2.7% Net Smelter Return royalty on the Voisey’s Bay nickel deposit in Labrador.  As a part of that offering, the Company negotiated and entered into definitive agreements to purchase a number of other royalty portfolios, including a definitive agreement, dated February 22, 2005, with David Fawcett to purchase 20.3% of a 1.0% FOB royalty granted by Western pursuant to the Royalty Sharing Agreement for a total consideration of $312,500 cash and 218,023 common shares of the Company valued at the IPO price.  As of February 22, 2005, David Fawcett also executed assignment agreements with the Company with respect to the royalty interests being acquired by the Company.  The definitive agreement and related escrow agreement called for the entire amount of cash and share consideration to be held in escrow pending the receipt by Fawcett of Western’s execution of the assignment agreements.

Douglas B. Silver, Chairman and CEO of the Company, said “the Company has reviewed the Petition and supporting Affidavits filed by Western in the Supreme Court of British Columbia and believes that the position taken by Western is without merit.  Although these coal royalties form only a small portion of our current portfolio, the Company will take steps to be joined in the proceeding and will vigorously pursue all legal avenues available to protect its interests.”

About International Royalty Corporation

The Company was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. The Company holds interests in dozens of royalties, including an effective 2.7% Net Smelter Return interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada.  The Company’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

The Company currently has 56,830,469 common shares outstanding (61,621,037 common shares are outstanding on a fully diluted basis).

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, intentions, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. The Company does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

On behalf of the Board of

INTERNATIONAL ROYALTY CORPORATION

“Douglas B. Silver”

Chairman, CEO and Director

For further information: Douglas B. Silver, Chairman and CEO, International Royalty Corporation, 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, Telephone: (303) 799-9020, Fax: (303) 799-9017/ Email:  info@internationalroyalty.com